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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 5)1

                          WORLD ACCEPTANCE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    981419104
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                                 (CUSIP Number)

                GEORGE R. WHITTEMORE, MILLS VALUE ADVISER, INC.,
          707 EAST MAIN STREET, RICHMOND, VIRGINIA 23219 (804) 344-3804
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                NOVEMBER 11, 1998
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)



         1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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


----------------------------                        ----------------------------
    CUSIP No. 981419104           SCHEDULE 13D           Page 2 of 12 Pages
----------------------------                        ----------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Mills Value Adviser, Inc.
          I.R.S. ID #54-1410376
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)    |_|
                                                                      (b)    |_|
          Not Applicable
--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  |_|

          Not Applicable
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Virginia
------------------------- ------- ----------------------------------------------
       NUMBER OF          7       SOLE VOTING POWER

         SHARES                   -0-
                          ------- ----------------------------------------------
                          8       SHARED VOTING POWER
      BENEFICIALLY
                                  -0-
                          ------- ----------------------------------------------
     OWNED BY EACH        9       SOLE DISPOSITIVE POWER

       REPORTING                  2,006,550
                          ------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER
      PERSON WITH
                                  -0-
------------------------- ------- ----------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,006,550
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
          Not Applicable
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.6%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IA (INVESTMENT ADVISER)
--------- ----------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 AMENDMENT NO. 5
                                       TO
                                  SCHEDULE 13D
                                       FOR
                            MILLS VALUE ADVISER, INC.


         This Amendment No. 5 hereby amends and supplements the Schedule 13D (the "Schedule 13D"), dated June 12, 1997, filed with the Securities and Exchange Commission (the "Commission") on July 3, 1997, Amendment No. 1 to the
Schedule 13D, dated July 1, 1997, filed with the Commission on July 9, 1997, Amendment No. 2 to the Schedule 13D, dated November 14, 1997, filed with the Commission on November 24, 1997, Amendment No. 3 to the Schedule 13D, dated February 12, 1998, filed with the Commission on March 9, 1998, and Amendment No. 4 to the Schedule 13D, dated July 24, 1998, filed with the Commission on August 12, 1998 ("Amendment No. 4"), with respect to the common stock, no par value per share, of World Acceptance Corporation.


Item 1.     Security and Issuer

            This  Amendment No. 5 relates to the common stock,  no par value per
            share  ("Common  Stock"),  of  World  Acceptance  Corporation,   108
            Frederick Street, Greenville, South Carolina 29607 (the "Issuer").


Item 2.     Identity and Background

            Mills Value Adviser, Inc.

            Mills Value Adviser, Inc. (the "Corporation") is a corporation organized under the laws of the Commonwealth of Virginia. Its principal business is providing investment advisory services to its clients. The address of its principal business and principal office is 707 East Main Street, Richmond, VA 23219. During the past five years, the Corporation has not been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

            On March 28, 1996, the Corporation and Charles A. Mills, III, Chairman of the Board of the Corporation in Cases # SEC 960020 and SEC 960022 entered into an admission and consent order which accepted an order of settlement alleging violations of Virginia Code Sections 13.1-504 A and 13.1-504 C by the Virginia State Corporation Commission. In particular, the order of settlement alleged that the Corporation temporarily transacted business in the Commonwealth of Virginia as an unregistered investment advisor; that the Corporation temporarily employed an unregistered investment advisor representative; and that Mr. Mills temporarily transacted business in the



                               Page 3 of 12 Pages

            Commonwealth of Virginia as an unregistered investment advisor. Without admitting or denying the allegations, the Corporation paid $200.00 and Mr. Mills paid $2,500.00 to the Commonwealth of Virginia. The Corporation has undertaken measures to prevent a lapse in required registrations or other similar occurrence.

            Charles A. Mills, III

            (A)     Charles A. Mills, III

            (B)     707 East Main Street, Richmond, VA 23219

            (C) Charles A. Mills, III is Chairman of the Board of the Corporation and also a director and Chairman of Anderson & Strudwick, Incorporated, a stock brokerage firm, whose address is the same as the Corporation's.

            (D) During the past five years, Charles A. Mills, III has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

            (E) On March 28, 1996, the Corporation and Charles A. Mills, III, Chairman of the Board of the Corporation in Cases # SEC 960020 and SEC 960022 entered into an admission and consent order which accepted an order of settlement alleging violations of Virginia Code Sections 13.1-504 A and 13.1-504 C by the Virginia State Corporation Commission. In particular, the order of settlement alleged that the
                    Corporation   temporarily   transacted   business   in   the
                    Commonwealth of Virginia as an unregistered investment advisor; that the Corporation temporarily employed an unregistered investment advisor representative; and that Mr. Mills temporarily transacted business in the Commonwealth of Virginia as an unregistered investment advisor. Without admitting or denying the allegations, the Corporation paid $200.00 and Mr. Mills paid $2,500.00 to the Commonwealth of Virginia. The Corporation has undertaken measures to prevent a lapse in required registrations or other similar occurrence.

            (F) Charles A. Mills, III is a citizen of the United States of America.



                               Page 4 of 12 Pages

            George R. Whittemore

            (A)     George R. Whittemore

            (B)     707 East Main Street, Richmond, VA 23219

            (C) George R. Whittemore is President and a Director of the Corporation and Senior Vice President of Anderson & Strudwick, Incorporated, a stock brokerage firm, whose address is the same as the Corporation's.

            (D) During the past five years, George R. Whittemore has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

            (E) During the past five years, George R. Whittemore has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (F) George R. Whittemore is a citizen of the United States of America.

            Blair J. Frantzen

            (A)     Blair J. Frantzen

            (B)     707 East Main Street, Richmond, VA 23219

            (C) Blair J. Frantzen is Secretary/Treasurer and a Director of the Corporation and a Vice President of Anderson & Strudwick, Incorporated, a stock brokerage firm, whose address is the same as the Corporation's.

            (D)     During the past five years,  Blair J.  Frantzen has not been
                    convicted  in  a  criminal  proceeding,   excluding  traffic
                    violations or similar misdemeanors.

            (E) During the past five years, Blair J. Frantzen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting



                               Page 5 of 12 Pages
                    or  mandating   activities  subject  to,  federal  or  state
                    securities laws or finding any violation with respect to such laws.

            (F) Blair J. Frantzen is a citizen of the United States of America.

            Todd J. Peters

            (A)     Todd J. Peters

            (B)     707 East Main Street, Richmond, Virginia 23219

            (C) Todd J. Peters is Vice President and Director of Marketing of the Corporation.

            (D)     During  the past five  years,  Todd J.  Peters  has not been
                    convicted  in  a  criminal  proceeding,   excluding  traffic
                    violations or similar misdemeanors.

            (E) During the past five years, Todd J. Peters has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (F)     Todd J. Peters is a citizen of the United States of America.

            George W. Anderson

            (A)     George W. Anderson

            (B)     707 East Main Street, Richmond, VA 23219

            (C) George W. Anderson is a Director of the Corporation as well as a Senior Vice President of Anderson & Strudwick,
                    Incorporated, a stock brokerage firm, and President of Anderson & Strudwick Holding Corporation, both of whose addresses are the same as the Corporation's.

            (D)     During the past five years,  George W. Anderson has not been
                    convicted  in  a  criminal  proceeding,   excluding  traffic
                    violations or similar misdemeanors.

            (E)     During the past five years,  George W. Anderson has not been
                    a  party   to  a  civil   proceeding   of  a   judicial   or
                    administrative  body of



                               Page 6 of 12 Pages
                    competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (F) George W. Anderson is a citizen of the United States of America.


Item 3.     Source and Amount of Funds and Other Consideration

            The total amount of the funds used in making the purchases was $12,647,082, of which $2,056,355 represent purchases since the filing of Amendment No. 4. The source of the funds used in making the purchases was from client accounts over which the Corporation has discretionary investment authority.


Item 4.     Purpose of Transaction

            The Corporation, an investment advisory firm, through discretionary investment authority granted to it by its clients, has purchased shares of Common Stock for investment purposes on behalf of its clients.

            There are no plans or proposals which the Corporation, Charles A. Mills, III, George R. Whittemore, Blair J. Frantzen, Todd J. Peters or George W. Anderson may have that relate to or would result in:

            (A) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except as otherwise disclosed herein;

            (B) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            (C) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

            (D) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;



                               Page 7 of 12 Pages

            (E)     Any  material  change  in  the  present   capitalization  or
                    dividend policy of the Issuer;

            (F) Any other material change in the Issuer's business or corporate structure;

            (G) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

            (H) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (I) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

            (J)     Any action similar to any of those enumerated above.


Item 5.     Interest in Securities of the Issuer

            (A)     The  aggregate   number  and   percentage  of  Common  Stock
                    beneficially owned by the Corporation are 2,006,550 shares and 10.6%, respectively.

            (B) The Corporation has no power to vote or to direct the vote of the shares identified pursuant to Item 5(a). The Corporation has the sole power to dispose or to direct the disposition of all shares identified pursuant to Item 5(a).

            (C) Transactions in the securities identified pursuant to Item 5(a) during the 60 days preceding the event that required the filing of this Amendment No. 5 are as follows:



                               Page 8 of 12 Pages

     Beneficial       Trans.         Amount of        Price Per       Where/How
       Owner           Date         Transaction         Share         Effected

        MVA           9/16/98         $583,803          $5.83         Open Mkt.
        MVA           9/28/98         $112,367          $5.61         Open Mkt.
        MVA           10/7/98         $163,704          $4.95         Open Mkt.
        MVA           10/8/98         $131,484          $4.86         Open Mkt.
        MVA           10/9/98         $334,024          $5.02         Open Mkt.
        MVA          10/15/98         $175,342          $5.84         Open Mkt.
        MVA          11/13/98          $54,572          $5.45         Open Mkt.
        MVA          11/16/98          $52,907          $5.29         Open Mkt.
        MVA          11/19/98         $106,589          $5.32         Open Mkt.


            (D)     Not applicable.

            (E)     Not applicable.

            Charles A. Mills, III

            (A) The aggregate number and percentage of Common Stock beneficially owned by Charles A. Mills, III are 570 shares and less than 1%, respectively, and are not included in the shares reported as beneficially owned by the Corporation. Such shares include 570 that his children own. Mr. Mills also beneficially owns 2,050 shares of Common Stock for which he acts as trustee for his children.

            (B) Charles A. Mills, III, in his capacity as trustee, has the sole power to vote and the sole power to dispose of 2,050 shares identified pursuant to Item 5(a). He has the shared power to vote and the shared power to dispose of the remaining 570 shares identified pursuant to Item 5(a).

            (C)     None

            (D)     Not applicable.

            (E)     Not applicable.

            George R. Whittemore

            (A) The aggregate number and percentage of Common Stock beneficially owned by George R. Whittemore are 11,700 shares and less than 1%, respectively, and are not included in the shares reported as beneficially owned by the Corporation.



                               Page 9 of 12 Pages

                    Such shares include 3,500 that he personally owns, 7,700 that his spouse owns, and 500 that his children own.

            (B) George R. Whittemore has the sole power to vote and the sole power to dispose of 3,500 shares identified pursuant to Item 5(a). He has the shared power to vote and the shared power to dispose of 500 shares identified pursuant to Item 5(a).

            (C)     None

            (D)     Not applicable.

            (E)     Not applicable.

            Blair J. Frantzen

            (A)     None

            (B)     None

            (C)     None

            (D)     Not applicable.

            (E)     Not applicable.

            Todd J. Peters

            (A)     None

            (B)     None

            (C)     None

            (D)     Not applicable.

            (E)     Not applicable.

            George W. Anderson

            (A)     None

            (B)     None

            (C)     None



                              Page 10 of 12 Pages

            (D)     Not applicable.

            (E)     Not applicable.


Item 6.     Contracts,   Arrangements,   Understandings  or  Relationships  with
            Respect to Securities of the Issuer

            None


Item 7.     Material to be Filed as Exhibits

            None




                              Page 11 of 12 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.

                                    MILLS VALUE ADVISER, INC.



Date:    November 30, 1998          /s/ CHARLES A. MILLS, III
                                    -----------------------------------
                                    CHARLES A. MILLS, III
                                    Chairman of the Board



Date:    November 30, 1998          /s/ GEORGE R. WHITTEMORE
                                    -----------------------------------
                                    GEORGE R. WHITTEMORE
                                    President/Director



Date:    November 30, 1998          /s/ BLAIR J. FRANTZEN
                                    -----------------------------------
                                    BLAIR J. FRANTZEN
                                    Secretary/Treasurer/Dir.



Date:    November 30, 1998          /s/ GEORGE W. ANDERSON
                                    -----------------------------------
                                    GEORGE W. ANDERSON
                                    Director



Date:    November 30, 1998          /s/ TODD J. PETERS
                                    -----------------------------------
                                    TODD J. PETERS
                                    Vice President



Attention:    Intentional  misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).